UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May

Commission File Number 1-15096

Serono S.A.

(Translation of registrant’s name into English)

15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

Media Release

FOR IMMEDIATE RELEASE

SERONO ANNOUNCES NEW APPOINTMENTS

TO ITS EXECUTIVE MANAGEMENT BOARD

Geneva, Switzerland, May 9, 2006 – Serono (virt-x:SEO and NYSE: SRA) announced today the appointment of Mr. Jacques Theurillat to the new role of Senior Executive Vice President, Strategic Corporate Development, in addition to his role as Deputy CEO. In this role, Mr. Theurillat will be responsible for developing the Company’s global strategy and pursuing our acquisition and in-licensing initiatives. Strategic Corporate Development will consist of two groups:

•                  A Corporate Marketing group, responsible for global marketing strategy. This group will be headed by Mr. Jürg Ambühl, as Senior Executive Vice President, Corporate Marketing. Mr. Ambühl was previously Regional Vice President Germany.

•                  A Corporate Business Development group, responsible for delivering the Company’s acquisition and licensing strategy. This group will now include Mr. Giampiero De Luca, Serono’s Chief Intellectual Property Counsel, as Senior Executive Vice President, Licensing and Intellectual Property.

Serono also announced that its Europe and International business operations will be reorganized into two regions, and that both will be represented at the Executive Management Board:

•                  Mr. Roberto Gradnik, will take up the position of Senior Executive Vice President, Europe. Mr. Gradnik was previously Regional Vice President Hellas, Italy and Turkey.

•                  Mr. Anders Härfstrand, will take up the position of Senior Executive Vice President, International. Mr. Härfstrand was previously Senior Vice President, Marketing and Sales.

“I am delighted to announce these senior executive appointments”, said Ernesto Bertarelli, Chief Executive Officer. “This new structure will further support our strategy of pursuing acquisitions and in-licensing opportunities while at the same continuing to deliver strong business performance”.

Mr. Leon Bushara, Senior Executive Vice President Corporate and Business Development has accepted the role of CEO in a UK-based biotechnology company. Over the last thirteen years, Mr. Bushara has been instrumental in establishing Serono’s business development strategy and capabilities, and in bringing new products to Serono through external collaborations. Serono thanks him warmly for his contribution and wishes him well in his new role.

Management profiles:

Jürg Ambühl joined Serono in 2003, as Regional Vice President Germany. He previously held a number of international posts with a number of companies, including CEO of metaGen Pharmaceuticals Germany and various senior positions, mainly in sales and marketing, at BASF Pharma, MSD Sharp and Dohme, Merck and Co.Inc, McKinsey & Company and Eli Lilly. He has a Ph.D and Diploma in Chemistry from ETH Federal Institute of Technology, Switzerland.

Giampiero De Luca joined Serono in 1988, working in positions of increasing responsibility related to intellectual property and product development. Prior to joining Serono, Mr. De Luca worked as a patent examiner at the European Patent Office, where he focused on patents related to genetic engineering. Mr. De Luca holds a doctoral degree in industrial chemistry from the University of Milan and a diploma from the Institut Pasteur in general microbiology. He is a chartered European patent attorney, chartered Italian patent attorney, and chartered attorney before the Office for Harmonization in the Internal Market.

Roberto Gradnik joined Serono in 1999, initially as General Manager Italy. His latest appointment was as Regional Vice President, Hellas, Italy and Turkey. Previously he was with Knoll Pharmaceuticals, most latterly as Director-General Italy. He is the President of the Cesare Serono Foundation and the President of Assobiotec, the Italian National Association for the Development of Biotechnology. He is a qualified M.D. and a specialist in Cardiology and Internal Medicine.

Anders Härfstrand joined Serono in 2005 as Senior Vice President, Marketing and Sales. He previously held a number of senior and international posts in Pfizer and Pharmacia, most latterly in Japan, where he was Executive Vice President and member of the Board of Pfizer, Japan. He is a qualified M.D. and a Doctor of Medical Science from the Karolinska Institute, Sweden.

Jacques Theurillat has been Serono’s Deputy Chief Executive Officer and President Marketing & Sales Europe and International since May 2002 and has been a Serono S.A. director since May 2000. He held a number of roles, including Chief Financial Officer (from 1996 until October 2002), and Managing Director of Serono operations in Italy. He began his career with Serono in 1987. Mr. Theurillat has law degrees from Madrid University and Geneva University and holds a Swiss Federal Diploma (Tax Expert). He also received an MBA from the Madrid School of Finance.

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Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono’s current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on February 28, 2006. These factors include any failure or delay in Serono’s ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, the outcome of government investigations and litigation and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

About Serono

Serono is a global biotechnology leader. The Company has eight biotechnology products, Rebif®, Gonal-f®, Luveris®, Ovidrel®/Ovitrelle®, Serostim®, Saizen®, Zorbtive™ and Raptiva®. In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth and has recently entered the psoriasis area. The Company’s research programs are focused on growing these businesses and on establishing new therapeutic areas, including oncology and autoimmune diseases. Currently, there are more than 25 on-going development projects.

In 2005, Serono, whose products are sold in over 90 countries, achieved worldwide revenues of US$2,586.4 million. Reported net loss in 2005 was US$106.1 million, reflecting a charge of US$725 million taken relating to the settlement of the US Attorney’s Office investigation of Serostim. Excluding this charge as well as other non-recurring items, adjusted net income grew 28.4% to US$565.3 million in 2005. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

Background material

For free B-roll, video and other content for Serono and its products, please visit the Serono Media Center www.thenewsmarket.com/Serono. You can download print-quality images and receive broadcast-standard video digitally or by tape from this site. Registration and video is free to the media.

For more information, please contact:

Corporate Media Relations:		Corporate Investor Relations:
Tel:	+41 22 739 36 00	Tel:	+41 22 739 36 01
Fax:	+41 22 739 30 85	Fax:	+41 22 739 30 22
http://www.serono.com		Reuters: SEO.VX / SRA.N
Bloomberg: SEO VX / SRA US

Media Relations, USA:		Investor Relations, USA:
Tel:	+1 781 681 2340	Tel:	+1 781 681 2552
Fax:	+1 781 681 2935	Fax:	+1 781 681 2912
http://www.seronousa.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SERONO S.A.,
a Swiss corporation
(Registrant)

Date	May 9, 2006	By:	/s/ Stuart Grant
Name: Stuart Grant
Title: Chief Financial Officer